May 25, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jonathan Burr

Re:	Tyme Technologies, Inc. Form 10-K Submitted March 30, 2016

Ladies and Gentlemen:

On behalf of Tyme Technologies, Inc. (the “Company”), I submit this letter in response to the comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by e-mail dated May 18, 2016 relating to the Company’s above-referenced Form 10-K.

In this letter, I have recited the comment from the Staff in bold type and have followed the comment with the Company’s response.  References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Signatures, page 102

1.         Please confirm that in future filings, in addition to being signed by the company’s principal executive officer and principal financial officer, the report will be signed by the company’s principal accounting officer or controller.  See Form 10-K, General Instruction D(2)(a).

Response:  The Company confirms that future filings required to be signed by the company’s principal executive officer and principal financial officer also will be signed by the Company’s principal accounting officer or controller, including its Form 10-K in accordance with General Instruction D(2)(a).

Please direct any questions or comments regarding this letter to the undersigned at 646-205-1603.  Thank you for your assistance.

Sincerely,

/s/ Robert Dickey IV

Robert Dickey IV